UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For March 31, 2020

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 2432, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑     Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2019 ON FORM 6-K

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	March 31, 2019 (Audited)	September 30, 2019 (Unaudited)
Assets
Current assets
Cash	$5,377	$12,514
Available-for-sale investment	342,706	79,044
Accounts receivable, net of allowance of $nil	363,491	332,104
Inventories	246,881	212,634
Due from related companies	720,150	768,113
Prepaid expenses and other current assets	187,770	284,027
Total current assets	1,866,375	1,688,436

Other assets
Property, plant and equipment, net	9,343	10,914
Total other assets	9,343	10,914

Total assets	$1,875,718	$1,699,350

Liabilities and stockholders' equity
Current liabilities
Short-term loans	$206,070	$—
Accrued expenses and other payables	150,181	129,630
Due to a director	41,673
Value added and other taxes payable	10,414	—
Income tax payable	15,309	—
Total current liabilities	423,647	129,630

Total liabilities	423,647	129,630

Stockholders' equity
Common stock, $0.0001 par, 500,000,000 shares authorized, 170,000,000 shares issued and outstanding (March 31 2019 : $1 par, 1,000,000 share authorized, 100 shares issued and outstanding)	100	17,000
Additional paid-in capital	1,451,250	1,434,349
Retained earnings (accumulated losses)	(126,948)	5,330
Accumulated other comprehensive income	127,669	113,041
Total stockholders' equity	1,452,071	1,569,720

Total liabilities and stockholders' equity	$1,875,718	$1,699,350

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	September 30, 2019 (Unaudited)	September 30, 2018 (Unaudited)

NET SALES	$756,063	$629,578

Cost of sales	(170,280)	(64,465)

Gross profit	585,783	565,113

General and administrative expenses	(274,284)	(95,250)
Research and development expenses	(48,109)	(73,080)
Selling and marketing expenses	(112,890)	(99,072)
Total operating expenses	(435,283)	(267,402)

Operating income	150,500	297,711

Other income (expenses)
Other income	291	117
Gain on disposal of subsidiary	—	3,127
Interest income	2,011	—
Interest expense	(4,946)	(7,659)

Total other income (expenses), net	(2,644)	(4,415)

Income (loss) before income taxes	147,856	293,296

Income tax expense	(28)	(608)

Net income (loss)	147,828	292,688

Other comprehensive income (loss)
Foreign currency translation adjustment	(14,628)	15,507

Comprehensive income (loss)	$133,200	308,195

Earnings per common share
- Basic and fully diluted	$0.0042	0.036

Weighted average number of common shares outstanding
- Basic and fully diluted	31,894,860	8,500,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company for the six months ended September 30, 2019 and for the comparable period ended September 30,2018, and its financial condition as of September 30, 2019 and 2018, should be read in conjunction with “Selected Financial Data” and the notes to those financial statements that that are included elsewhere in the Company’s Form F-1 filed with the United States Securities and Exchange Commission on January 17, 2020. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Business” sections in this Prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions to identify forward-looking statements.

OVERVIEW

The Company was originally incorporated in Delaware as “Agate Island Acquisition Corporation” on April 4, 2016 to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. On March 13, 2017, the Company’s name was changed to China Biotech Holdings Limited in anticipation of entering into a transaction with a company in China engaged in the Biopharma or Biotech industry. Effective August 21, 2018, the Company was redomiciled from Delaware to the Cayman Islands by merging into its wholly-owned Cayman Islands subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Zhong Yuan Bio-Technology Holdings Limited.

On August 31, 2019, the Company closed on a Share Exchange Agreement with Zhong Yuan Investment whereby the Company acquired all of the outstanding common stock of China Bio in exchange for the issuance of our ordinary shares to Zhong Yuan Investment. Pursuant to the Share Exchange Agreement, China Bio became our wholly-owned subsidiary and Zhong Yuan Investment became the owner of approximately 94.2% of our then outstanding shares.

Immediately prior to the Share Exchange, the Company was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations. The acquisition of China Bio by the Company has been accounted for as a reverse merger because on a post-merger basis, the former shareholder of China Bio held a majority of our outstanding ordinary shares on a voting and fully diluted basis. As a result of the Share Exchange, the Company is engaged in the business of developing and marketing nervonic acid-based health supplements and sales of acer truncatum seedlings through its sole operating subsidiary, Bao Feng, and management of the Company believes that the Company is no longer a shell company.

Bao Feng was incorporated under the laws of the PRC on August 30, 2012.

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to Bao Feng.

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Results of operations – Zhong Yuan Bio-Technology Holdings Limited

The following discussion should be read in conjunction with the consolidated financial statements of the Company that are included in the Company’s Form F-1 filed with the United States Securities and Exchange Commission on January 17, 2020.

For the six-month periods ended September 30, 2019 and 2018

Revenue

The Company generated $756,063 of revenue for the six-month period ended September 30, 2019, as compared to $629,578 for the comparable period in the prior year. Revenue increased by $126,485 or 20%, because new products were developed and sold in 2019 and as a result, overall sales increased.

Cost of sales

The cost of sales was $170,280 for the six-month period ended September 30, 2019 whereas the cost of sales was $64,465 for the comparable period in 2018. The increase in cost of sales by $105,815 or 164% over the comparable period was mainly attributable to the introduction of new products in 2019 which have higher cost of sales, including manufacturing costs, as compared to old products.

Gross Profit

Gross profit for the six-month periods ended September 30, 2018 and 2019 was $565,113 and $585,783 respectively. Gross profit margin for the six-month periods ended September 30, 2018 and 2019 was 90% and 77% respectively. The decrease in gross profit margin from 90% in 2018 to 77% in 2019 resulted from the introduction of new products in 2019 that have a lower gross profit than old products.

Total operating expenses

During the six-month period ended September 30, 2019, we incurred operating expenses of $435,283, as compared to $267,402 incurred during the six-month period ended September 30, 2018. Operating expenses incurred during the six-month period ended September 30, 2019 were generally related to financial and administrative contracted services, such as legal and accounting services, costs to prepare the Company's electronic filings with the SEC and selling and marketing costs. The increase in total operating expenses by $167,881 or 63% was attributable to the increase in general and administrative expenses and selling and marketing expenses.

General and administrative expenses increased significantly from $95,250 for the six-month period ended September 30, 2018 to $274,284 for the six-month period ended September 30, 2019. The increase of $179,034 or 188% over 2018 was mainly attributable to the increase in professional fees, including legal and audit fees.

Selling and marketing expenses increased by $13,818 or 14% from $99,072 for the six-month period ended September 30, 2018 to $112,890 for the six-month period ended September 30, 2019. The increase was mainly due to the investment in expanding the sales channel.

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Net income

For the six-month period ended September 30, 2019, the Company had net income of $147,828, as compared to net income of $292, 688 for the six-month period ended September 30, 2018. The decrease in net income by $144,860 or 49% over the period was mainly due to the increase in total operating expenses over the period.

Liquidity and Capital Resources

As of September 30, 2019, the Company had cash and available -for-sale investment of $12,514 and $79,044 respectively; total current assets of $1,688,436 and total current liabilities of $129,630. Net current assets were $1,558,806 and working capital ratio was 13. As of September 30, 2019, the Company’s total assets and total liabilities amounted to $1,699,350 and $129,630 respectively. The Company had shareholders’ fund of $1,569,720 and no gearing as of September 30, 2019.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2020	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG, Ting Ting
Name: CHANG, Ting Ting, Title: Chief Executive Officer

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